

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2018

Cameron Durrant
Chief Executive Officer
Humanigen, Inc.
1000 Marina Blvd., Suite 250
Brisbane, CA 94005

      Re: Humanigen, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed December 27, 2017
          File No. 001-35798

Dear Dr. Durrant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Action No. 1 Approval of Charter Amendment, page 1

1.   Please disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares of common stock or preferred stock that would be newly available for issuance as a result of the charter amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kevin Vold, Esq.